Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

24th November 2006

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction in JTH Davies Holdings, Inc. (formerly Jardine Davies Inc.) ("JDI"), a subsidiary of JMH.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Disposed	Price Per Share
A J L Nightingale	Disposal of shares in JDI pursuant to its Tender Offer	23/11/2006	25,000	PhP10.71 (Tender Offer Price)

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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